January 24, 2006

Mail Stop 4561

Mr. James Karlak
President and Chief Executive Officer
Systems Management Solutions, Inc.
7550 IH-10 West, 14th Floor
San Antonio, TX 78229

Re: Systems Management Solutions, Inc.
    Form 10-KSB for the year ended June 30, 2004
    File No. 000-30803

Dear Mr. Karlak:

        We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        Sincerely,

Steven Jacobs
Branch Chief

??

??

??